SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No fee required, effective October 7, 1996]

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from               to

Commission file number 1-11840

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

THE ALLSTATE CORPORATION

2775 SANDERS ROAD STE. E-5

NORTHBROOK, ILLINOIS 60062-6127

The Savings and
Profit Sharing Fund of
Allstate Employees

Financial Statements for the
Years Ended December 31, 2003 and 2002,
Supplemental Schedule for the
Year Ended December 31, 2003 and
Independent Auditors’ Report

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits, December 31, 2003 and 2002	2-3

Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2003 and 2002	4-5

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE: *

Form 5500: Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) at December 31, 2003	11

SIGNATURE	12

EXHIBIT INDEX

23 Consent of Deloitte & Touche LLP

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
180 North Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The Savings and Profit Sharing Fund of Allstate Employees:

We have audited the accompanying financial statements of The Savings and Profit Sharing Fund of Allstate Employees (the “Fund”) as of December 31, 2003 and 2002, and for the years then ended, listed in the table of contents. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Fund as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplementary information are the responsibility of the Fund’s management. Such supplemental schedule and supplementary information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois
April 30, 2004

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003

(Dollars in thousands)

	Supplementary Information
	Participant- Directed Funds	Allstate Stock Fund	ESOP Company Shares Unallocated	Total
ASSETS

INVESTMENTS—At fair value:
The Allstate Corporation common stock	$—	$757,267	$674,660	$1,431,927
Interest in registered investment company,
State Street Global Advisors (SSgA):
SSgA Short Term Investment Fund	379,982			379,982
SSgA Bond Market Index Fund Series A	143,843			143,843
SSgA Allstate Balanced Fund	549,600			549,600
SSgA S&P 500 Flagship Fund Series A	583,301			583,301
SSgA Daily EAFE Fund Series T	87,095			87,095
SSgA Russell 2000 Fund Series A	241,488			241,488
Collective short-term investment fund		1,002		1,002
Participant notes receivable	83,782			83,782

Total investments	2,069,091	758,269	674,660	3,502,020

RECEIVABLES:
Dividends and interest	360	4,263	3,768	8,391
Employer contributions			20,427	20,427
Employee contributions	9,430	861		10,291
Other		2,409		2,409
Interfund		124,590		124,590

Total receivables	9,790	132,123	24,195	166,108

Total assets	2,078,881	890,392	698,855	3,668,128

LIABILITIES

ESOP LOAN (Notes 1 and 3)			94,469	94,469

PAYABLES:
Other	471	82		553
Interfund			124,590	124,590

Total liabilities	471	82	219,059	219,612

NET ASSETS AVAILABLE FOR BENEFITS	$2,078,410	$890,310	$479,796	$3,448,516

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002

(Dollars in thousands)

	Supplementary Information
	Participant- Directed Funds	Allstate Stock Fund	ESOP Company Shares Unallocated	Total
ASSETS

INVESTMENTS—At fair value:
The Allstate Corporation common stock	$—	$648,515	$700,119	$1,348,634
Interest in registered investment company,
State Street Global Advisors (SSgA):
SSgA Short Term Investment Fund	394,235			394,235
SSgA Bond Market Index Fund Series A	199,008			199,008
SSgA Allstate Balanced Fund	491,079			491,079
SSgA S&P 500 Flagship Fund Series A	392,090			392,090
SSgA Daily EAFE Fund Series A	36,033			36,033
SSgA Russell 2000 Fund Series A	91,912			91,912
Collective short-term investment fund		4,128		4,128
Participant notes receivable	77,950			77,950

Total investments	1,682,307	652,643	700,119	3,035,069

RECEIVABLES:
Dividends and interest	530	3,652	3,982	8,164
Employer contributions			27,008	27,008
Interfund		120,025		120,025

Total receivables	530	123,677	30,990	155,197

Total assets	1,682,837	776,320	731,109	3,190,266

LIABILITIES

ESOP LOAN (Notes 1 and 3)			128,368	128,368

PAYABLES:
Other	478	106		584
Interfund			120,025	120,025

Total liabilities	478	106	248,393	248,977

NET ASSETS AVAILABLE FOR BENEFITS	$1,682,359	$776,214	$482,716	$2,941,289

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

(Dollars in thousands)

	Supplementary Information
	Participant- Directed Funds	Allstate Stock Fund	ESOP Company Shares Unallocated	Total
ADDITIONS

NET INVESTMENT INCOME:
Net appreciation in fair value of investments	$278,134	$107,535	$94,565	$480,234
Interest	9,183	55	29	9,267
Dividends		18,173	14,585	32,758

Net investment income	287,317	125,763	109,179	522,259

CONTRIBUTIONS:
Participants	149,686	16,100		165,786
Employer—ESOP loan debt service			20,427	20,427
Employer—cash matched on participant deposits		250		250

Total contributions	149,686	16,350	20,427	186,463

ALLOCATION OF COMPANY SHARES:
Shares matched on participant deposits at fair value		124,590	(124,590)

Total allocation of Company shares	—	124,590	(124,590)	—

Total additions	437,003	266,703	5,016	708,722

DEDUCTIONS

BENEFITS PAID TO PARTICIPANTS	126,947	62,242		189,189

INTEREST EXPENSE			7,937	7,937

ADMINISTRATIVE EXPENSE	3,210	1,159		4,369

Total deductions	130,157	63,401	7,937	201,495

NET INCREASE (DECREASE)	306,846	203,302	(2,921)	507,227

INTERFUND TRANSFERS	89,206	(89,206)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,682,359	776,214	482,716	2,941,289

End of year	$2,078,411	$890,310	$479,795	$3,448,516

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF
ALLSTATE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

(Dollars in thousands)

	Supplementary Information
	Participant- Directed Funds	Allstate Stock Fund	ESOP Company Shares Unallocated	Total
ADDITIONS

NET INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value of investments	$(177,911)	$66,414	$62,271	$(49,226)
Interest	12,300	156	90	12,546
Dividends	464	15,582	15,899	31,945

Net investment income (loss)	(165,147)	82,152	78,260	(4,735)

CONTRIBUTIONS:
Participants	137,340	12,933		150,273
Employer—ESOP loan debt service			27,008	27,008
Employer—cash matched on participant deposits		254		254

Total contributions	137,340	13,187	27,008	177,535

ALLOCATION OF COMPANY SHARES:
Shares matched on participant deposits at fair value		120,025	(120,025)
Shares allocated in lieu of dividends at fair value		2,317	(2,317)

Total allocation of Company shares	—	122,342	(122,342)	—

Total additions	(27,807)	217,681	(17,074)	172,800

DEDUCTIONS

BENEFITS PAID TO PARTICIPANTS	301,621	107,105		408,726

INTEREST EXPENSE			10,479	10,479

ADMINISTRATIVE EXPENSE	3,184	1,107		4,291

Total deductions	304,805	108,212	10,479	423,496

NET INCREASE (DECREASE)	(332,612)	109,469	(27,553)	(250,696)

INTERFUND TRANSFERS	40,864	(43,181)	2,317

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,974,107	709,926	507,952	3,191,985

End of year	$1,682,359	$776,214	$482,716	$2,941,289

See notes to financial statements.

THE SAVINGS AND PROFIT SHARING FUND OF ALLSTATE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2003 AND 2002

1.                                      DESCRIPTION OF PLAN

The following description of The Savings and Profit Sharing Fund of Allstate Employees (the “Fund”) provides only general information. Participants should refer to the plan document for a more complete description of the Fund’s provisions.

General—The Fund covers all full-time and regular part-time employees of The Allstate Corporation (the “Company”) and designated affiliates of the Company. Employees must be at least 18 years of age to participate.

The Fund is a defined contribution plan consisting of a profit sharing and stock bonus plan containing a cash or deferred arrangement which is intended to meet the requirements of Sections 401 (a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”). The stock bonus portion of the Fund includes a leveraged and a non-leveraged employee stock ownership plan (“ESOP”) which is intended to meet the requirements of Section 409 and Section 4975(e)(7) of the Code. The Fund is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration—The Fund is administered by an Administrative Committee. Investment transactions are authorized by the Fund’s Investment Committee. Members of the Administrative and Investment Committees are appointed by the Profit Sharing Committee. Members of the Profit Sharing Committee are appointed by the Company.

Trustee of the Fund—The Northern Trust Company holds Fund assets as trustee under The Savings and Profit Sharing Fund of Allstate Employees Trust.

Contributions—Each year, employees may contribute up to 50 percent of eligible annual compensation through a combination of pre-tax and after-tax deposits, subject to Internal Revenue Code limitations, Participants age 50 or older have the option to make additional before-tax contributions (“Catch-Up” Contributions). Employees may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes, at its discretion, from 50 percent to 150 percent of the first 5 percent of eligible compensation that a participant contributes on a pre-tax basis to the Fund. All employer contributions are invested in Company stock. However, participants can transfer all or part of their Company Contributions to any investment option within the Fund at any time. During the years ended December 31, 2003 and 2002, the Company matching contributions were 150 percent.

Participant Accounts—Individual accounts are maintained for each fund participant. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and Fund earnings, and is charged with an allocation of administrative expenses and Fund losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions and the Company’s contributions plus earnings thereon.

Investment Options—Upon enrollment in the Fund, a participant may direct employee contributions to any or all of the seven investment options listed below. Participants may change their investment elections at any time.

Allstate Stock Fund—Funds are invested in Company common stock with a portion of the fund invested in short-term securities to provide liquidity to process transactions.

Money Market Fund—The fund, managed by State Street Global Advisors (“SSgA”), a registered investment company, invests in shares of a commingled trust that invests in short-term securities.

Bond Fund—The fund, managed by SSgA, invests in shares of a commingled trust that invests in the broad domestic bond market and also in U.S. government and agency, corporate, mortgage-backed, and asset-backed debt securities.

Balanced Fund—The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks and debt securities.

S&P 500 Fund—The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks of large, established companies.

International Equity Fund—The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks in developed markets within Europe, Australia and the Far East. Effective April 24, 2003, the fund, which was invested in the SSgA Daily EAFE Securities Lending Fund Series A, was replaced with a new fund, the SSgA Daily EAFE Securities Lending Fund Series T.

Russell 2000 Fund—The fund, managed by SSgA, invests in shares of a commingled trust that invests in a diversified portfolio of stocks that represents the smallest two-thirds of the 3,000 largest U.S. companies.

Participant Notes Receivable—Participants may borrow from their account balance. The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50 percent of their account value, (ii) 100 percent of their pre-tax, after-tax and rollover account balances, or (iii) $50,000. Loan transactions are treated as a proportional transfer from/to the investment funds and to/from the Loan Fund. Loan terms range from 6 to 48 months for a general-purpose loan and 49 to 180 months for a primary residence loan. Loans are secured by the participant’s account balance and bear interest at the prime rate. Principal and interest are paid ratably through payroll deductions.

Employee Stock Ownership Plan—The Company established a leveraged ESOP effective June 30, 1995, through a split of the employee stock ownership plan of The Savings and Profit Sharing Fund of Sears Employees (the “Prior Plan”) by acquiring 50 percent of the unallocated shares and assuming 50 percent of the related loan of the Prior Plan. The resulting ESOP loan (the “ESOP Loan”) bears interest at 7.9 percent.

The borrowing is to be repaid through the year 2019 or earlier if the Company elects to make additional contributions for principal prepayments on the ESOP Loan. As the Fund makes each payment of principal and interest, a proportional percentage of unallocated shares are allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

ESOP shares not yet allocated to participants are held in a suspense account. The majority of these shares serve as collateral on the ESOP Loan. ESOP shares allocated to participants and other Company shares that were acquired with participant contributions are included in the Allstate Stock Fund and the lender has no rights against these shares.

Payment of Benefits—Upon termination of service, a participant is entitled to a complete withdrawal of his or her account balance. Partial withdrawals are also permitted under the Fund subject to restrictions.

2.                                      SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The Fund financial statements are prepared under the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Fund investments are stated at fair value. Shares of registered investment companies are valued at market prices that represent the net asset value of shares held by the Fund at year-end. Common stock held in the Allstate Stock Fund is valued at market price. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis except for interest on participant notes, which is recorded when paid. The difference between cash and accrual basis for interest on participant notes is not material. Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants and Participant Notes Receivable—Benefits paid to participants and participant notes receivable loans are recorded when funds are transferred out of the respective investment funds for payment to participants. Amounts allocated to accounts of persons who have elected to withdraw from the Fund, but have not yet been paid were immaterial at December 31, 2003 and 2002, respectively.

3.                                      ESOP LOAN

The ESOP loan agreement provides for the loan to be repaid through the year 2019 at an annual interest rate of 7.9 percent. There are no principal payments required on the loan during the next five years.

The following table presents additional information for the Fund’s investment in The Allstate Corporation common stock held in the Allstate Stock Fund and the ESOP Company Shares Unallocated at December 31:

	2003		2002
		ESOP Company Shares Unallocated		ESOP Company Shares Unallocated
	Allstate Stock Fund		Allstate Stock Fund

(Dollars in thousands)

Number of shares	17,602,681	15,682,463	17,532,173	18,927,252

Cost	$226,389	$111,740	$221,110	$134,859

Fair value	$757,267	$674,660	$648,515	$700,119

4.                                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Fund to discontinue its contributions at any time and to terminate the Fund subject to provisions of ERISA.

5.                                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated November 18, 2003, that the Fund and related trust were designed in accordance with applicable sections of the Code. The Plan Administrator and the Fund’s tax counsel believe that the Fund is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Fund’s financial statements.

6.                                      INVESTMENTS

The Fund’s investments which exceeded 5 percent of net assets available for benefits as of December 31, 2003 and 2002, are as follows:

(Dollars in thousands)	2003		2002

Allstate Stock Fund (The Allstate Corporation common stock) *	$757,267		$648,515
ESOP Company Shares Unallocated	674,660		700,119
Money Market Fund (SSgA Short Term Investment Fund)	379,982		394,235
Bond Fund (SSgA Passive Bond Market Index Securities Lending Fund Series A)		**	199,008
Balanced Fund (SSgA Allstate Balanced Fund)	549,600		491,079
S&P 500 Fund (SSgA S&P 500 Flagship Fund Series A)	583,301		392,090
Russell 2000 Fund (SSgA Russell 2000 Index Securities Lending Fund Series A)	241,488			**

*          Partially non-participant-directed

**   Did not exceed 5% of net assets

During 2003 and 2002, the Fund’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(Dollars in thousands)	2003	2002

Allstate Stock Fund (The Allstate Corporation Common Stock)	$107,535	$66,414
ESOP Company Shares Unallocated	94,565	62,271
Bond Fund (SSgA Passive Bond Market Index Securities Lending Fund Series A)	7,118	15,834
Balanced Fund (SSgA Allstate Balanced Fund)	76,080	(38,249)
S&P 500 Fund (SSgA S&P 500 Flagship Fund Series A)	120,557	(117,267)
International Equity Fund (SSgA Daily EAFE Securities Lending Fund Series T) *	18,796	(7,206)
Russell 2000 Fund (SSgA Russell 2000 Index Securities Lending Fund Series A)	55,583	(26,866)
Sears Shares Fund (Sears, Roebuck and Co. Common Stock) **		6,397
Dean Witter Shares Fund (Morgan Stanley Dean, Witter & Co. Common Stock) **		(10,554)

Total	$480,234	$(49,226)

*          Effective April 24, 2003, the SSgA Daily EAFE Index Series A Fund held by the International Equity Fund was replaced with the SSgA Daily EAFE Series T Fund. The amount shown for 2002 reflects the performance of the Series A Fund. The amount shown for 2003 includes the performance of the Series A Fund through April 23, 2003, and the performance of the Series T Fund after that date.

**   Effective February 19, 2002, the Sears Shares Fund and the Dean Witter Shares Fund were discontinued.

7.                                      RELATED-PARTY TRANSACTIONS

The Fund invests in The Northern Trust Collective Short-Term Investment Fund, managed by The Northern Trust Company, the Trustee of the Fund. The Fund also invests in the common stock of The Allstate Corporation, the Fund’s sponsor.

* * * * * *

THE SAVINGS AND PROFIT SHARING FUND OF

ALLSTATE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

*	The Allstate Corporation common stock	33,285,144 shares	$338,128,720	$1,431,926,895

	Interest in registered investment company, State Street Global Advisors (SSgA):

	SSgA Short Term Investment Fund	379,982,185 shares	379,982,185	379,982,185

	SSgA Passive Bond Market Index Securities Lending Fund Series A	9,320,451 shares	127,473,772	143,842,518

	SSgA Allstate Balanced Fund	37,507,702 shares	405,069,218	549,600,363

	SSgA S&P 500 Flagship Fund Series A	2,924,872 shares	513,414,075	583,301,325

	SSgA EAFE Securities Lending Fund Series T	7,105,735 shares	69,868,796	87,094,994

	SSgA Russell 2000 Index Securities Lending Fund Series A	13,793,008 shares	202,592,086	24l,487,989

*	The Northern Trust Collective Short-term Investment Fund	1,001,622 shares	1, 001,622	1,001,622

*	Participant loans	rates of interest from
		4.0% to 9.25%,
		maturing 2003 to 2018	83,782,330	83,782,330

	Total		$2,121,312,804	$3,502,020,221

*                               Permitted party-in-interest.

SIGNATURES

The Plan.                                            Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE SAVINGS AND PROFIT SHARING FUND OF ALLSTATE EMPLOYEES

By	/s/ CANDICE L. BEINLICH
Candice L. Beinlich
Plan Administrator

Date: June 25, 2004